SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Thomas Smith
Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Westin Hotels Limited Partnership Reports Certain Preliminary Financial
Information for August 2003

     White Plains, NY, September 8, 2003 – Westin Hotels Limited Partnership (“WHLP”) today reported the following preliminary unaudited limited financial information for August 2003:

Westin Michigan Avenue Hotel:	Month Ended
	August 31,

	2003	2002

Total operating revenues (in thousands)	$3,990	$3,531
Revenue per available room	$120.98	$106.93
Average daily rate	$139.75	$140.57
Occupancy	86.6%	76.1%
Net income (1)(in thousands)	$508	$97

(1) Net income for the hotel excludes some costs, such as certain general and administrative expenses and related-party interest, that are reflected in the consolidated results of WHLP.

WHLP Consolidated:	As of
August 31, 2003

(in thousands)
Cash and cash equivalents	$34,437
Total current assets	$39,050
Total current liabilities	$9,955
Long-term obligations	$24,948
Long-term obligations to General Partner	$10,768
Deferred incentive management fees payable to General Partner	$8,508

     This financial information is being released on a preliminary unaudited basis in order to provide WHLP’s limited partners with additional information with which to evaluate any current and potential unsolicited tender offers to purchase limited partnership units of WHLP.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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